SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release in connection with the Company’s financial condition and results of operations for the six (6) months ended June 30, 2005.

August 4, 2005

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita Quintos

SVP – Operations Group

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2005.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 4, 2005

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2005.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,196,804 As of June 30, 2005	NA	NA
Total No. of Stockholders	Domestic	Foreign

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To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  4 August 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

______________________________________________________________

______________________________________________________________

______________________________________________________________

PLDT CONSOLIDATED NET INCOME UP 35% TO P16.8 BILLION;

CORE EARNINGS REACH P8 BILLION FOR 2nd QUARTER 2005, 15% UP FROM 1st QUARTER

  PLDT reports consolidated net income of P16.8 billion for the first half 2005; adjusted net income at P15 billion, before foreign exchange gains and derivative transactions
  Core earnings for second quarter of P8 billion, a record quarterly high
  Cellular service revenues increase 8% to P35.4 billion
  Consolidated EBITDA reaches P37.5 billion; consolidated EBITDA margin maintained at 63% of service revenues
  Consolidated free cash flow surges to P27.4 billion, up from P18 billion in the same period in 2004
  PLDT Fixed Line reduces debt by US$251 million; consolidated debt declines by US$312 million

MANILA, Philippines, 4th August 2005 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its financial results for the first half of 2005, reporting a consolidated net profit of P16.8 billion, an increase of 35% from the P12.4 billion net profit reported in the same period last year. Consolidated net income, before foreign exchange gains and derivative transactions, rose to P15 billion in the first half of 2005, 9% over the adjusted and restated net income of P13.8 billion in the first half of 2004. Service revenues for the PLDT Group increased by 3% to P59.5 billion while consolidated EBITDA improved to P37.5 billion.

Second quarter core earnings of P8 billion are the highest recorded to-date, beating by 4% our core earnings in the second quarter last year, when elections were held, and our first quarter core earnings this year by 15%.

Consolidated free cash flow grew by 52%, from P18 billion in the first half of 2004 to P27.4 billion in the same period in 2005. The PLDT Group now expects its debt reduction for the year to reach US$600 million instead of the set target of US$500 million. In addition to the PLDT Group reducing debts by US$312 million in the first six months of 2005, PLDT paid, on 1st August, its 2005 maturing bond obligations of US$110 million.

Cellular: Moving On

Cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Pilipino Telephone Corporation (“Piltel”), continued their significant contributions to the rise in PLDT’s consolidated net income.

Consolidated cellular service revenues increased to P35.4 billion in the first half of 2005, 8% higher than the P33 billion realized in the first half last year. Service revenues of P18 billion in the second quarter were the highest recorded for such a period, besting revenues of the second quarter last year, which were boosted by election spending, and revenues of the fourth quarter 2004, which benefited from holiday traffic.

Consolidated cellular EBITDA grew by 1% to P22.8 billion from P22.5 billion. EBITDA for the cellular business in the second quarter increased to P11.7 billion, compared to an average quarterly EBITDA of P10.6 billion in 2004. The EBITDA margin of 65% in the second quarter of 2005 bettered the FY04 EBITDA margin of 63% and improved on the first quarter 2005 margin of 64%.

Net income, as adjusted for foreign exchange movements and derivative transactions, increased to P12.5 billion from P11.7 billion in the same period last year. Core earnings before foreign exchange gains improved quarter-on-quarter to P6.7 billion, another quarterly record high.

Net cellular activations totaled 1.5 million subscribers in the first half of 2005, bringing the PLDT Group’s total cellular subscriber base to 20.8 million and maintaining its market share of about 58%. The PLDT Group’s share of industry revenues was likewise maintained at 58%. Smart added approximately 1.2 million subscribers while Talk ‘N Text added 352,000 subscribers to end the half with 15.8 and 5 million subscribers, respectively. Net activations in the second quarter of 537,000 were 49% lower than the 1 million recorded in the first quarter of 2005 and 68% lower than the 1.7 million activations in second quarter of 2004. With the termination of SIM-swapping activities beginning May 2005, it is anticipated that churn rates will increase for the rest of the year as subscribers acquired through SIM-swapping leave the system. As it takes four to six months for churn to manifest itself in the system, the downward trend in subscriber additions is expected to be more pronounced in the second half of the year and could lead to some months of net disconnections. This development in itself is not expected to affect Smart’s underlying revenues.

Smart has continued its Smart 258 Unlimited Call and Text promo wherein Smart and Talk ‘N Text prepaid subscribers can avail of unlimited on-network calls or text. The promotion has been renewed a number of times, with modifications, and a total of 1.4 million subscribers were using the unlimited text service at the end of June 2005. In addition to enhancing revenues, Smart 258 also allows Smart to maximize utilization of its network capacity, particularly for SMS.

Smart’s cellular network has expanded to 36 switches and over 5,600 base stations covering 98% of the country’s population. Capital expenditures were P3.6 billion in the first half of 2005. Full year capex is expected to be approximately P8 billion, or P2 billion lower than the earlier guidance of P10 billion.

With the reduced capex spending, free cash flow doubled to P20 billion in the first half of 2005 from P10 billion in the first half of 2004. Smart has already paid cash dividends of P14 billion to PLDT in the first half of 2005, in line with its commitment to make a total distribution of at least P20 billion for 2005.

“The record performance of our cellular business in the second quarter this year only validates our stance that revenues and cash flows are what ultimately matter,” explained Napoleon L. Nazareno, President and CEO of PLDT and Smart.

PLDT Fixed Line: Looking Ahead

Fixed Line service revenues were stable at P24.2 billion in the first half of 2005. Quarter-on-quarter, fixed line revenues grew 5% to P12.4 billion, as the increase in data revenues more than offset the decline in the NLD and local exchange sectors.

Postpaid subscribers increased by 12,200 in the second quarter alone – a complete reversal of previous quarters’ trends of net disconnections - fueled by the “P10 per call promotion” for NLD calls. DSL subscribers surpassed 68,800 at the end of June 2005. This subscriber base is expected to increase even further as network coverage expands and bundling schemes are introduced.

Cash operating expenses were up 3% due to higher selling and promotion expenses associated with ongoing NLD and DSL marketing initiatives. As a result, EBITDA declined 1% to P13.6 billion while the EBITDA margin dropped slightly to 56% in the first half this year from 57% in the same period last year.

Capital expenditures for the first half of 2005 were at P3.1 billion with the ongoing upgrade of the fixed line network to a Next Generation Network or NGN. This capex was utilized for requirements of the IP core, transmission and access facilities. Full year capex is anticipated to be P7 billion.

PLDT’s free cash flow in the first six months of 2005 remained strong at P7.1 billion, supplemented by the P14 billion dividend from Smart. Accordingly, PLDT Fixed Line reduced its debts by US$251 million during the period, thus bringing its debt balance to US$1.7 billion as of the end of June 2005, from a peak of over US$3 billion five years ago. Interest costs decreased by almost P1 billion to P4.7 billion, reflecting the benefits of PLDT Fixed Line’s aggressive deleveraging strategy.

"The next two years will be a “re-investment and re-invention” phase for PLDT Fixed, as we pursue our goal of progressing to our NGN in order to simplify our network architecture, develop new revenue streams and growth opportunities and as closer coordination between our fixed and wireless businesses continue," concluded Nazareno.

ePLDT: Holding Its Own

ePLDT, the Group’s information and communications technology arm, reported a profit of P83 million for the first half of 2005. Service revenues grew 39% to P1.3 billion from P953 million in the same period last year as all of its business segments posted improved results.

Consolidated call center revenues continued to lead the way, growing 52% to P836 million as a result of continued growth in transaction volumes and increased capacity utilization. Combined call center seats reached 3,179, making ePLDT one of the largest call center operators in the country. Ongoing expansion will increase capacity to 4,800 seats by the end of this year with two additional sites being put up.

ePLDT’s other business segments, which include NetopiaTM, VitroTM Data Center and other Internet-related services, registered significant revenue improvements as well, as their combined service revenues increased by 22% to P492 million for the first half of 2005, compared to P402 million in the same period last year. NetopiaTM has expanded its network to 163 stores with over 7,500 PC terminals as of the end of June 2005, and this expansion is expected to continue throughout the year.

“This positive trend of revenue growth bodes well for our performance for the rest of the year. Through our key businesses, we will continue our efforts to foster and extend the PC and IT cultures in order to drive demand for broadband in the future”, said Ray C. Espinosa, ePLDT President and CEO.

PLDT Group: Transformation Underway

“Despite somewhat unsettling times, PLDT continues to show its resilience. We certainly don’t expect the second half of the year to be any easier, but we remain focused on the tasks at hand – maintaining growth in profitability, continuing the develeraging efforts and increasing cash returns to our shareholders,” said Manuel V. Pangilinan, PLDT Chairman.

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(a)      As restated to reflect adoption of International Accounting Standards

(b)      EPS based on reported net income

(c)       Net income excluding the net impact of gains/losses on FX and derivative transactions

(d)      EPS based on net income excluding the net impact of gains/losses on FX and derivative transactions

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Archipelago Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: August 4, 2005